SHIN
CORPORATION

09045913

April 10, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 027/2009**

  Subject: Notification of the Resolutions of the 2009 Annual General Meeting of Shareholders

  Date: April 10, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Panapichon A

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

4/21

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
April 10, 2009

SH 027/2009

April 10, 2009

Re: Notification of the Resolutions of the 2009 Annual General Meeting of Shareholders

To: The President
The Stock Exchange of Thailand

Attachment: Interim Financial Statements (Cost Method) for the period January 1- April 9, 2009 (Unaudited & Unreviewed)

We would like to inform you that the 2009 Annual General Meeting of Shareholders of Shin Corporation Plc (the "Company"), held on April 10, 2009 at 10 a.m. at the Auditorium, 9th floor, Shinawatra Tower 3, Vibhawadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok, has passed the resolutions listed below.

1. Adopted the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008, by a simple majority vote of the shareholders attending the meeting who were entitled to vote. The total votes were cast as follows:

Approved	3,117,068,347	votes, equivalent to	100 %
Disapproved	0	votes, equivalent to	0.00 %
Abstained	0	votes, equivalent to	0.00 %

2. Adopted the Board of Directors' report on the Company's operating results for 2008, by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Approved	3,117,081,247	votes, equivalent to	100 %
Disapproved	0	votes, equivalent to	0.00 %
Abstained	0	votes, equivalent to	0.00 %

3. Approved the balance sheet and income statements for the year ended December 31, 2007, by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Approved	3,117,081,547	votes, equivalent to	100 %
Disapproved	0	votes, equivalent to	0.00 %
Abstained	0	votes, equivalent to	0.00 %

4. Approved the following appropriation of the net profit for dividend payments:

No.	Period	Payment (Baht/Share)	Total (Million Baht)
4.1 2008 Annual dividend payment	January 1, 2008 - April 10, 2008	1.25	4,001
	April 11, 2008 - August 13, 2008	1.15	3,861
	Total	**2.40**	**7,682**
4.2 Interim dividend payment	January 1, 2009 - April 9, 2009	1.25	4,001

Annual dividend for 2008 per 4.1, the Company has already paid the annual dividend for 2008 at a total of Baht 2.40 per share so there is no additional payment for the year 2008.

The interim dividend for the performance of January 1, 2009 - April 9, 2009 in 4.2 was approved based on the interim financial statement (cost method) for the period January 1, 2009 - April 9, 2009, as shown in *the Attachment.*

The share registration book to determine which shareholders are entitled to receive the dividends listed above will be closed on April 23, 2009 and the dividends will be paid on May 6, 2009.

The meeting approved this item on the agenda by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Approved	3,117,081,774	votes, equivalent to	100 %
Disapproved	0	votes, equivalent to	0.00 %
Abstained	0	votes, equivalent to	0.00 %

5. Approved the appointment of KPMG Phoomchai Co., Ltd. (KPMG) as the Company's external auditors and fixed their remuneration for 2009.

   The name list of auditors is as follows:

Mr. Supot Singhasaneh	CPA (Thailand) No. 2826
Mr. Winid Silamongkol	CPA (Thailand) No. 3378
Miss Somboon Supasiripinyo	CPA (Thailand) No. 3731
Mr. Charoen Phosamritlert	CPA (Thailand) No. 4068

   Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG is authorized to delegate another one of its certified public accountants to conduct the audit. The audit fee for 2009 is fixed at a total amount not exceeding Baht 2.19 million.

   The meeting approved this item on the agenda by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Approved	3,117,081,274	votes, equivalent to	100 %
Disapproved	0	votes, equivalent to	0.00 %
Abstained	0	votes, equivalent to	0.00 %

6. Approved the re-appointment of the following three directors who were due to retire by rotation in 2009:

   - The directors who will retire by rotation are as follows:

- Dr. Virach Aphimeteetamrong	Chairman of the Board of Director and Independent Director
- Mr. Somprasong Boonyachai	Director, Chairman of the Group Executive Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination & Governance Committee, Member of the Strategic and Organization Review Committee and Authorized Director
- Mr. Arak Chonlatanon	Director, Member of the Executive Committee, Member of the Strategic and

Organization Review Committee and Authorized Director

- Mr. Boonklee Plangsiri — Director (He resigned from the Board of Directors on April 1, 2008)

The meeting approved this item on the agenda by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Name	Approved	Disapproved	Abstained
Dr. VirachAphimeteetamrong	3,117, 082,458 votes, equivalent to 100 %	0 votes, equivalent to 0.00 %	2,000 votes, equivalent to 0.00 %
Mr. Somprasong Boonyachai	3,117,082,460 votes, equivalent to 100 %	0 votes, equivalent to 0.00 %	2,000 votes, equivalent to 0.00 %
Mr. Arak Chonlatanon	3,117,082,460 votes, equivalent to 100 %	0 votes, equivalent to 0.00 %	2,000 votes, equivalent to 0.00 %

- The Board of Directors comprises of 9 persons the following members:
  - Dr. Virach Aphimeteetamrong — Chairman of the Board of Directors and Independent Director
  - Mr. Somchai Supphatada — Director, Independent Director and Chairman of the Audit Committee
  - Mr. Vithit Leenutapong — Director, Independent Director, Member of the Audit Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination & Governance Committee and Member of the Strategic and Organization Review Committee
  - Mr. Chalaluck Bunnag — Director, Independent Director and Member of the Audit Committee
  - Mr. Surin Upatkoon — Director
  - Mr. Boon Swan Foo — Director, Chairman of the Leadership Development and Compensation Committee, Chairman of the Nomination & Governance Committee, Chairman of the Strategic and Organization Review Committee and Authorized Director
  - Mrs. Thitima Roungkhawnsiriroj — Director, Member of the Nomination & Governance Committee and Authorized Director
  - Mr. Somprasong Boonyachai — Director, Chairman of the Group Executive Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination & Governance Committee, Member of the Strategic and Organization Review Committee and Authorized Director
  - Mr. Arak Chonlatanon — Director, Member of the Executive Committee, Member of the Strategic and Organization Review Committee and Authorized Director

7. Approved the remuneration for the Company's Board of Directors in 2009, fixed at a total amount not exceeding Baht 18 million, a decrease of Baht 2 million from 2008. The details are as follows:

- The Chairman of the Board shall receive a monthly retainer of 300,000 baht and an annual bonus but shall not receive a meeting fee or any other remuneration for the position of chairman or member of a board committee;
- Directors shall receive a monthly retainer of 75,000 baht, an annual bonus and a meeting fee of 25,000 baht for each board or board-committee meeting;
- The Chairman of the Audit Committee shall receive an additional monthly retainer of 25,000 baht and the chairmen of other board committees shall receive an additional monthly retainer of 10,000 baht;
- Executive directors shall not receive any remuneration as members of the Board.

Remuneration

Director	2009 Remuneration (Baht)		
	Monthly Retainer	Meeting Fee	Bonus
The Board of Directors			
Chairman	300,000	-	✓
Member	75,000	25,000	✓
Audit Committee			
Chairman	25,000	25,000	✓
Member	-	25,000	✓
Other Committees			
Chairman	10,000	25,000	✓
Member	-	25,000	✓

The meeting approved this item on the agenda by a simple majority vote of the shareholders who attended the meeting and were entitled to vote. The total votes were cast as follows:

Approved	3,117,084,460	votes, equivalent to	100 %
Disapproved	0	votes, equivalent to	0.00 %
Abstained	0	votes, equivalent to	0.00 %

Attachment

SHIN CORPORATION PLC

Interim Financial Statements (Cost Method)

For the period January 1 - April 9, 2009

Unit : Baht million

Statement of Income	(Unaudited & Unreviewed) Actual	Pro forma*
Revenues		
Dividend income	4,170	4,170
Other income	14	12
Total revenues	4,184	4,182
Selling & admin expenses	79	71
Net profit for the period	4,105	4,111
Earnings per share (Baht)	1.28	1.28

Unit : Baht million

Balance Sheet	(Unaudited & Unreviewed) Actual	Pro forma*
Assets		
Cash and cash equivalents	1,624	1,635
Accrued dividend income	4,170	4,170
Investments in subsidiaries, associates & JV	12,502	12,502
Other assets	102	99
Total assets	18,398	18,407
Liabilities and shareholders' equity		
Total liabilities	30	33
Shareholders' equity		
Share capital	3,201	3,201
Premium on share capital	10,197	10,197
Retained earnings		
Legal reserve	500	500
Retained earnings - Unappropriated	4,470	4,476
Total shareholders' equity	18,368	18,374
Total liabilities and shareholders' equity	18,398	18,407

Note * Pro forma financial statements are disclosed in enclosure 3 of the 2009 Annual General Meeting of Shareholders inviting letter